(415) 856-7007

davidhearth@paulhastings.com

(212) 318-6054

vadimavdeychik@paulhastings.com

February 25, 2021

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Kenneth Ellington

Re:	Kayne Anderson BDC, Inc. (the “Company”)

File Number: 000-56201

Dear Mr. Ellington:

This letter responds to your oral comments provided to the undersigned with respect to the Company’s registration statement on Form 10 (“Registration Statement”), filed on November 9, 2020 (SEC Accession No. 0001193125-20-289195), in connection with the registration of the Company’s common stock under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”), as well as our discussions on February 10 and 17, 2021.

The responses to your comments are reflected below. We have restated your comments for ease of reference, and have consulted with officers of the Company in formulating these responses. Capitalized terms shall have the same meaning as in the Registration Statement, unless otherwise indicated.

1.

Staff Comment: With respect to the additional information disclosed in the Registration Statement about the warehouse loans that could be purchased by the Company, please also disclose either the average yield or range of yields of the loans in the Warehouse Portfolio or the same information about the loans actually purchased as a subsequent event disclosure.

Response: By way of background, the Company completed the purchase of loans from the Warehouse Portfolio on February 5, 2021, in a transaction related to the arrangements and events reported in the Company’s Form 8-K with respect to that date, and before electing to be treated as a business development company. The Company respectfully submits that, at the time these comments were originally given to the undersigned, no Warehouse Portfolio loans had yet been selected for purchase by the Company. Therefore, disclosure of a range of yields or average yield figure for the Warehouse Portfolio loans would not necessarily have been indicative of the loans purchased by the Company or the performance returns for the Company given the range of loans held in the Warehouse Portfolio.

The Company will add to its initial Form 10-K subsequent event disclosure reporting summary information about the loans purchased after the close of the fiscal year covered by that Form 10-K, in substantially the following form, pending a more complete report on the loans held by the Company in the Company’s subsequent periodic report on Form 10-Q:

Item 9B. Other Information

On February 5, 2021, before electing to be treated as a business development company under the Investment Company Act of 1940, as amended, the Company completed its initial purchase of a loan portfolio valued at approximately $103.0 million (the “Initial Portfolio”). The Initial Portfolio purchased from the Warehouse Entity consisted of 18 loans, with an average outstanding balance of $5.9 million, a weighted average purchase price of 97.4 % of principal value and a weighted average yield on that date of 8.8%. None of those loans in the Initial Portfolio were in default or non-accrual status. Information about the Initial Portfolio is not intended to indicate the Company’s expected investment return on the Initial Portfolio or the investment performance of the Company’s shares.

Also as you requested, the Registrant will file a further amendment to its Form 10 to include disclosure substantially similar to the subsequent event disclosure provided above.

2.	Staff Comment: Please disclose whether the Warehouse Portfolio holds any non-accrual or defaulted loans and whether the Company has purchased or will purchase any of those defaulted loans.

Response: The Warehouse Portfolio currently does not hold any non-accrual or defaulted loans. The Advisor to the Company screened out any non-accrual and defaulted loans from those purchased from the Warehouse Portfolio. The subsequent event disclosure referenced above confirms that information.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc:	James C. Baker, President

Terry A. Hart, Chief Financial Officer and Treasurer

Vadim Avdeychik

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